UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response . . .. 2.0
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER

1 (a) NAME OF ISSUER (please type or print) First South Bancorp, Inc. /VA/	(b) IRS IDENT. NO 56-1999749	(C) S.E.C. FILE NO. 0-22219	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET 1311 Carolina Avenue		CITY Washington	STATE NC	ZIP CODE 27889	(e) TELEPHONE NO.
					AREA CODE 252	NUMBER 946-4178
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Thomas A. Vann	(b) IRS IDENT.NO. ###-##-####	(c) RELATIONSHIP TO ISSUER President & CEO	(d) ADDRESS STREET CITY STATE ZIP CODE 923 Isabella Avenue Ext. Washington NC 27889

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a) Title of the Class of Securities To be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares Or Other Units To be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares Or Other Units Outstanding (See instr. 3( e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3 (g))
Common	Morgan Keegan & Company, Inc. 3050 Peachtree Road, Suite 704 Atlanta, GA 30305		10,000	$137,500	9,738,096	7/24/09 to 10/24/09	NASDAQ

INSTRUCTIONS:
1.	(a) Name of issuer	3.	(a) Title of the class of securities to be sold
	(b) Issuer’s I.R.S. Identification Number		(b) Name and address of each broker through whom the securities are intended to be sold
	(c) Issuer’s S.E.C. file number, if any		(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d) Issuer’s address, including zip code		(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e) Issuer’s telephone number, including area code		(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold
2.	(a) Name of person for whose account the securities are to be sold
(b) Such person’s I.R.S. identification number, such person is an entity
	(c) Such person’s relationship to the issuer (e.g., officer, director, 10%Stockholder, or member of immediate family of any of the foregoing)		Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(d) Such person’s address, including zip code

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	4/7/97 to 01/30/09	Individual Retirement Account, including shares from ESOP rollover and 401(k) rollover	Individual Retirement Account	49,451 shares	Various from 4/7/97 to 01/30/09	IRA funds, ESOP distribution and personal funds

 INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Thomas A. Vann 923 Isabella Ave Ext. Washington, NC 27889	Common Stock (from IRA account)	05/01/09 to 05/06/09	10,000 shares	$112,722.36
	Common Stock (from IRA account)	07/22/09 to 07/23/09	10,000 shares	$130,392.43
REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby  represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

July 24, 2009	/s/ Thomas A. Vann
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)